Mail Stop 4561

February 12, 2009

Alfredo Villa, Chief Executive Officer
Moggle, Inc.
111 Presidential Blvd., Ste.212
Bala Cynwyd, PA 19004

> **Re:**   **Moggle, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 15, 2009**
> **File No. 333-156731**

Dear Mr. Villa:

We have limited our review of your registration statement to those issues addressed in our comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Security Ownership of Certain Beneficial Owners, Management and Selling Stockholders, page 44</u>

1.   We note your disclosure in this section that you are registering 16,500,000 shares of your common stock for resale by the selling shareholders. This disclosure is inconsistent with the 14,900,000 shares listed for resale in the selling stockholder table, and disclosure elsewhere in your registration statement, such as the fee table and the "Summary of the Offering," that you are registering 12,400,000 shares for resale. Please revise, as appropriate, to provide consistent disclosure of the number of shares you are registering for resale.

Exhibit 5.1

2.   The legality opinion states that "the shares of the Common Stock that are being registered for sale by the Company pursuant to the Registration Statement" are duly authorized, validly issued, fully paid and non-assessable. Please have counsel revise its legality opinion to reflect the fact that you are registering shares for resale by the selling shareholders.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Alfredo Villa
Moggle, Inc.
February 12, 2009
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, please contact Evan S. Jacobson at (202) 551-3428. If you require further assistance you may contact me at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (914) 355-2379
        Anthony M. Collura, Esq.
        Anthony M. Collura, P.C.